NO ACT

CFIT
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9-5-14

Act: 1934
Section:
Rule: 12g-3
Public
Availability: 9-10-2014

September 10, 2014 [redacted]

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Horizon Pharma, Inc. and Horizon Pharma plc
Incoming letter dated September 5, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Horizon will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Horizon may take into account Horizon's Exchange Act reporting history and rely upon Horizon's aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2014 for purposes of determining whether, at December 31, 2014, New Horizon meets the requirements of a large accelerated filer under Exchange Act Rule 12b-2.

- New Horizon may take into account Horizon's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Horizon's reporting history under the Exchange Act may also be used in determining whether New Horizon: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Horizon's Exchange Act reporting history may be taken into account when determining New Horizon's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New Horizon may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Erin E. Martin
Senior Attorney

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Mail Stop 4561

Sean M. Clayton
Cooley, LLP
4401 Eastgate Mall
San Diego, California 92121-1909

Re: Horizon Pharm, Inc. and Horizon Pharm plc

Dear Mr. Clayton:

In regard to your letter of September 5, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Cooley LLP

Securities Exchange Act of 1934 – Rules 12g-3 and 12b-2
Securities Act of 1933 – Forms S-3, S-4 and S-8
Securities Act of 1933 – Rule 144
Securities Act of 1933 – Section 4(a)(3) and Rule 174(b)

September 5, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Horizon Pharma, Inc. and Horizon Pharma plc

Ladies and Gentlemen:

We are counsel for Horizon Pharma, Inc., a Delaware corporation ("***Horizon***"), and, on its behalf, request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), arising out of Horizon's proposed plan to consummate a merger transaction (the "***Merger***") with Vidara Therapeutics International plc ("***Vidara***"), following which the combined company will be renamed Horizon Pharma plc ("***New Horizon***"), and be a public limited company incorporated in Ireland.

Background Information

1. Horizon

Horizon was incorporated in Delaware on March 23, 2010 to serve as a holding company for its two wholly-owned operating subsidiaries, Horizon Pharma USA, Inc., a Delaware corporation, and Horizon Pharma AG, a company organized under the laws of Switzerland. Horizon Pharma AG owns all of the outstanding share capital of its wholly-owned subsidiary, Horizon Pharma GmbH, a company organized under the laws of Germany through which Horizon Pharma AG conducts most of its European operations. Horizon is authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share ("***Horizon Common Stock***"), and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of June 24, 2014, 74,285,710 shares of Horizon Common Stock were issued and outstanding (which shares were held of record on such date by 59 stockholders) and no shares of preferred stock were outstanding. The Horizon Common Stock is registered under Section 12(b) of the Exchange Act and is listed on The NASDAQ Global Market under the symbol "HZNP". Horizon is currently an accelerated filer under Exchange Act Rule 12b-2 and had a market capitalization of over $1.1 billion as of June 30, 2014. The market value of its voting and non-voting common equity held by non-affiliates was greater than $700 million as of June 30, 2014, which was the last business day of Horizon's second fiscal quarter, and Horizon expects that it will otherwise meet the definition of a large accelerated filer under Exchange Act Rule 12b-2 as of December 31, 2014. The only class of securities with respect to which Horizon has a reporting obligation under the Exchange Act is the Horizon Common Stock. Horizon has been a reporting company under the Exchange Act for over three years and is current in all of its reporting obligations thereunder.

Horizon currently maintains the following equity compensation plans: the Horizon Pharma, Inc. 2011 Equity Incentive Plan (the "***2011 Plan***"), the Horizon Pharma, Inc. 2005 Stock Plan (the "***2005 Plan***") and the Horizon Pharma, Inc. 2011 Employee Stock Purchase Plan (the "***ESPP***" and together with the 2011 Option Plan and the 2005 Option Plan, collectively, the "***Horizon Incentive Plans***"). As of September 3, 2014, 8,378,493 shares of Horizon Common Stock were subject to outstanding options and restricted stock units issued under the 2011 Plan and the 2005 Plan. Horizon maintains the following effective registration statements on Form S-8 with respect to the Horizon Incentive Plans: (i) Registration Statement No. 333-175876 filed with the Commission on July 29, 2011, (ii) Registration Statement No. 333-180561 filed with the Commission on April 10, 2012, (iii) Registration Statement No. 333-187326 filed with the Commission on March 18, 2013, (iv) Registration Statement No. 333-192316 filed with the Commission on November 13, 2013, (v) Registration Statement No. 333-192560 filed with the Commission on November 26, 2013, (vi) Registration Statement No. 333-192998 filed with the Commission on December 20, 2013, (vii) Registration Statement No. 333-194871 filed with the Commission on March 28, 2014 and (viii) Registration Statement No. 333-197206 filed with the Commission on July 2, 2014.

As of September 3, 2014, 7,988,130 shares of Horizon Common Stock were subject to outstanding warrants. Such warrants were issued by Horizon in various transactions between December 2007 and September 2012, including in connection with debt financings, bridge financings, a private placement of units and a public offering of units. Such warrants have exercise prices ranging from $4.308 per share to $25.39 per share and have expiration dates ranging from December 2014 to June 2021.

On November 22, 2013, Horizon issued $150,000,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2018 (the "***Convertible Notes***") in transactions exempt from the registration requirements of the Securities Act pursuant to an Indenture with U.S. Bank National Association, as trustee (the "***Convertible Note Indenture***"). The Convertible Note Indenture, including the form of Convertible Note, and the Convertible Note capped call hedging transactions entered into by Horizon in connection therewith, were filed as exhibits to Horizon's Current Report on Form 8-K on November 25, 2013. The conversion rate for the Convertible Notes is 186.4280 shares of Horizon Common Stock per $1,000 principal amount of Convertible Notes (subject to adjustment as provided in the Convertible Note Indenture).

Horizon is a specialty pharmaceutical company commercializing three approved products in the United States: DUEXIS, VIMOVO and RAYOS. Each of Horizon's current products targets unmet therapeutic needs in arthritis, pain and inflammatory diseases. DUEXIS was approved by the U.S. Food and Drug Administration (FDA) on April 23, 2011 for the relief of signs and symptoms of rheumatoid arthritis (RA), osteoarthritis (OA) and to decrease the risk of developing upper gastrointestinal ulcers in patients who are taking ibuprofen for these indications. RAYOS, known as LODOTRA outside the United States, was approved by the FDA on July 26, 2012 for the treatment of RA, polymyalgia rheumatic (PMR), psoriatic arthritis, ankylosing spondylitis (AS), asthma and chronic obstructive pulmonary disease and a number of other conditions. LODOTRA has been approved in several European countries for the treatment of moderate to severe, active RA in adults, particularly when accompanied by morning stiffness, and is marketed in those countries through Horizon's distribution partner, Mundipharma. In November 2013, Horizon acquired from AstraZeneca AB the U.S. rights to VIMOVO, a drug that was approved by the FDA on April 30, 2010 for the relief of the signs and symptoms of OA, RA and AS and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID associated gastric ulcers. Horizon's strategy is to develop, acquire or in-license additional innovative medicines or acquire companies where it can execute a targeted commercial approach among specific target physicians.

For the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014, Horizon had net sales of $18.4 million, $74.0 million and $118.0 million, respectively. Horizon's sales results in 2013 reflect only $1.0 million of net sales from VIMOVO, representing net profits paid to Horizon by AstraZeneca following Horizon's acquisition of the U.S. rights to VIMOVO and prior to Horizon's commercialization of the product starting January 2014. During the six months ended June 30, 2014, VIMOVO net sales were $76.4 million. For the year ended December 31, 2014, based on guidance provided by Horizon on May 9, 2014, Horizon expects net revenue to be in the range of $245 million to $255 million for its existing products, excluding any impact from the proposed merger with Vidara. As of June 30, 2014, Horizon had a total of 436 full-time employees, with approximately 310 employees comprising Horizon's field sales force.

2. Vidara

Vidara was formed in December 2011 as an Irish registered, privately held, limited company resident and managed in Bermuda. Vidara re-registered as a public limited company in Ireland effective on August 1, 2014. Vidara has become subject to the reporting requirements of Section 15(d) of the Exchange Act upon and as a result of the Registration Statement (as defined below) being declared effective by the Commission on August 7, 2014.

Vidara originally had 100 Euro-denominated ordinary shares outstanding which were acquired by Vidara Therapeutics Holdings LLC, a Delaware limited liability company ("***Vidara Holdings***") in 2011. In connection with Vidara's conversion to a public limited company in Ireland and in preparation for closing the Merger, Vidara has undertaken a reclassification and reorganization of its share capital whereby the original 100 Euro-denominated ordinary shares will become 31,350,000 U.S. Dollar-denominated ordinary shares that will remain outstanding following the Transaction. All Vidara's outstanding shares have been and continue to be owned by Vidara Holdings both before and after the reclassification and reorganization of its share capital and immediately prior to the Merger. Vidara has no options, warrants, preferred stock or debt securities convertible into its ordinary shares outstanding.

Vidara markets ACTIMMUNE, a bioengineered form of interferon gamma-1b, a protein that acts as a biologic response modifier, in the United States. ACTIMMUNE has been approved by the FDA for use in children and adults with chronic granulomatous disease (CGD) and severe, malignant osteopetrosis (SMO). ACTIMMUNE is indicated for reducing the frequency and severity of serious infections associated with CGD and for delaying time to disease progression in patients with SMO. ACTIMMUNE was originally approved for CGD in 1990 and later approved for SMO in 2000.

On June 19, 2012, Vidara acquired the ACTIMMUNE product line from InterMune, Inc. along with related rights and licenses. In addition, Vidara was assigned all of InterMune's rights and obligations under its Development and Marketing Agreement with Boehringer Ingelheim International GmbH, which allows Vidara to register, import, distribute and sell interferon gamma-1b in certain markets in Latin America, Asia, Africa and Eastern Europe. Vidara currently markets and distributes ACTIMMUNE only in the United States. Vidara also supplies ACTIMMUNE to patients in Canada, if so requested by way of a prescription from their treating physicians, through Health Canada's Special Access Program, which provides access to non-marketed drugs in Canada for practitioners treating patients with serious or life-threatening conditions when conventional therapies have failed, are unsuitable or are unavailable. Vidara has otherwise not registered or sold ACTIMMUNE in any other territories for which it currently holds commercial rights. Since its acquisition of ACTIMMUNE, Vidara has focused its efforts on developing a commercial infrastructure and organization to sell and distribute ACTIMMUNE in the United States.

Due to the rare and serious nature of CGD and SMO, patients are more typically treated by specialist physicians based in larger urban teaching hospitals and research centers. As a result, Vidara's marketing efforts focus on a limited number of healthcare practitioners who specialize in fields such as pediatric immunology, allergy, infectious diseases and hematology/oncology.

For the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014, Vidara had net sales of $30.2 million, $58.9 million and $35.7 million, respectively. As of September 1, 2014, Vidara had a total of 25 full-time employees, with 8 employees comprising Vidara's field sales force.

Transaction Overview

On March 18, 2014, Horizon entered into a Transaction Agreement and Plan of Merger (the "***Merger Agreement***") with Vidara Holdings, Vidara, Hamilton Holdings (USA), Inc., a Delaware corporation and indirect wholly-owned subsidiary of Vidara ("***U.S. HoldCo***") and Hamilton Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of U.S. HoldCo ("***Merger Sub***"). Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Horizon and Vidara will combine their businesses in a stock transaction in which Vidara will complete the reorganization described below and be renamed Horizon Pharma plc ("***New Horizon***"), and Merger Sub will merge with and into Horizon, with Horizon surviving the Merger as an indirect wholly-owned subsidiary of New Horizon. Collectively, the transactions contemplated by the Merger Agreement are referred to herein as the "***Transaction***".

Prior to the effective time of the Merger, Vidara will carry out a reorganization of its capital structure (the ***"Reorganization"***). The Reorganization consists of a series of corporate actions as a result of which: (i) Vidara has formed a new non-resident Irish company that is a tax resident in Bermuda referred to as ***"Newco"***, (ii) Vidara has assigned all of its contracts and has sold and transferred all of its intellectual property to Newco in exchange for a promissory note with an original principal amount equal to the fair market value of such assets, which will be repaid in consideration for the issuance of two promissory notes of the same aggregate original principal amount, one of which will be repaid in cash on the closing date, (iii) Vidara has moved its tax residence from Bermuda to Ireland, (iv) Vidara has created a new class of ordinary shares denominated in U.S. dollars (the "**U.S. Dollar-denominated ordinary shares**") (as well as created additional euro-denominated share capital up to a par value of €40,000) such that the aggregate number of U.S. Dollar-denominated ordinary shares is sufficient to cover (a) the U.S. Dollar-denominated ordinary shares to be issued in exchange for the outstanding shares of Horizon Common Stock and shares of Horizon Common Stock reserved for issuance under outstanding Horizon equity awards and warrants and the Convertible Notes, (b) U.S. Dollar-denominated ordinary shares equal to 31,350,000 shares representing Vidara Holdings' retained shareholdings in New Horizon following the reclassification and reorganization of its original 100 Euro-denominated shares held by Vidara Holdings and (c) a bonus issue of U.S. Dollar-denominated ordinary shares to be held by Vidara Holdings and redeemed by Vidara from distributable reserves for cash as of the closing (which bonus shares are being issued to Vidara Holdings under Irish law to enable Vidara Holdings to hold an appropriate number of shares for purposes of effecting the redemption for cash as described in more detail in clause (vi) below), (v) Vidara has been re-registered as a public limited company in Ireland, (vi) Vidara will redeem the bonus issue of U.S. Dollar-denominated ordinary shares for cash in the amount of $200,000,000 plus cash on hand at Vidara on the closing date, less Vidara's unpaid indebtedness and unpaid transaction expenses, and plus or minus an adjustment to the extent that Vidara working capital as of the closing is more or less than target working capital of $123,000, and, following such redemption, the bonus shares will be cancelled and extinguished in accordance with Irish law, and (vii) Vidara will be renamed Horizon Pharma plc.

Immediately prior to the consummation of the Merger, the authorized share capital of New Horizon will be €40,000, divided into 40,000 Euro deferred shares with nominal value of €1.00 per share, and $30,000, divided into 300,000,000 U.S. Dollar-denominated ordinary shares with nominal value of $0.0001 per share.

Following the completion of the Reorganization and at the effective time of the Merger, among other things, (i) each share of Horizon Common Stock issued and outstanding will be canceled and automatically converted into and become the right to receive one U.S. Dollar-denominated ordinary share; (ii) each of the Horizon Incentive Plans will be assumed by New Horizon and each outstanding option under Horizon's 2011 Plan and the 2005 Plan will be converted into an option to acquire a number of U.S. Dollar-denominated ordinary shares equal to the number of shares of Horizon Common Stock underlying the existing Horizon option immediately prior to the effective time at the same exercise price per share as the existing Horizon option, and each other stock award that is outstanding under the Horizon Incentive Plans will be converted into a right to receive, on substantially the same terms and conditions as were applicable to the existing Horizon equity award before the effective time, a number of U.S. Dollar-denominated ordinary shares equal to the number of shares of Horizon Common Stock subject to the existing Horizon stock award immediately prior to the effective time; (iii) each warrant to acquire Horizon Common Stock outstanding immediately prior to the effective time and not terminating by its terms as of the effective time will be converted into a warrant to acquire, on substantially the same terms and conditions as were applicable under the existing Horizon warrant before the effective time, a number of U.S. Dollar-denominated ordinary shares equal to the number of shares of Horizon Common Stock underlying the existing Horizon warrant immediately prior to the effective time; and (iv) the Convertible Notes will remain outstanding as direct obligations of Horizon, will become convertible into U.S. Dollar-denominated ordinary shares at the same conversion rate in effect immediately prior to the effective time (as required by terms of the Convertible Note Indenture) and, pursuant to a supplement to the Convertible Note Indenture to be entered into upon the closing of the Merger, will be unconditionally and fully guaranteed by New Horizon. A diagram depicting the organizational structure of New Horizon following the completion of the Transaction is set forth in Exhibit C to this letter.

Pursuant to the terms of the Merger Agreement, Vidara Holdings will retain the 31,350,000 U.S. Dollar-denominated ordinary shares resulting from the reclassification and reorganization of its original 100 Euro-denominated shares of Vidara. Based on these retained shares and the currently-outstanding Horizon Common Stock and warrants, options and other rights to acquire Horizon Common Stock, upon consummation of the Merger, the security holders of Horizon (excluding the holders of the Convertible Notes) will own approximately 74% of New Horizon on a fully-diluted basis (or approximately 70% on an actual shares expected to be outstanding basis) and Vidara Holdings will own approximately 26% of New Horizon on a fully-diluted basis (or approximately 30% on an actual shares expected to be outstanding basis). At the closing, Vidara Holdings will have received an aggregate cash payment of $200 million, plus the cash of Vidara and its subsidiaries as of closing, less the indebtedness of Vidara and its subsidiaries and transaction expenses of Vidara and its subsidiaries paid by New Horizon at or following the closing, plus or minus an adjustment to the extent that Vidara's working capital (exclusive of cash) as of the closing exceeds or is less than a target working capital amount of $123,000.

In addition, as described in more detail below, pursuant to the Merger Agreement, upon consummation of the Merger the directors and executive officers of Vidara will resign and the current directors and executive officers of Horizon will then become the directors and executive officers of New Horizon, with the exception of one additional director to be nominated to the board of New Horizon by Vidara Holdings, who will initially be Dr. Virinder Nohria, the President and Chief Medical Officer of Vidara.

In order to fund the $200 million cash payment to Vidara Holdings, Horizon entered into a credit agreement with a group of lenders to provide Horizon with up to $300 million in financing through a five year senior secured term loan facility. Horizon is not obligated to use this credit facility and may seek alternative financing. Completion of a debt financing is not a condition to closing under the Merger Agreement.

Vidara Holdings will continue to hold the 31,350,000 U.S. Dollar-denominated ordinary shares resulting from the reclassification and reorganization of the original 100 Euro-denominated shares of Vidara acquired in 2011. As required by the transactions contemplated by the Merger Agreement, New Horizon intends to file a registration statement to register the resale of the retained 31,350,000 U.S. Dollar-denominated ordinary shares by Vidara Holdings (or by the equity holders of Vidara Holdings following

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any subsequent pro rata distribution of the retained U.S. Dollar-denominated ordinary shares by Vidara Holdings to its equity holders).

The Merger is conditioned on approval by Horizon's existing stockholders holding a majority of the outstanding Horizon Common Stock. Horizon will be holding a special meeting of its stockholders (the "***Special Meeting***") for this purpose on September 18, 2014. Assuming that Horizon's existing stockholders approve the Transaction and the other closing conditions are satisfied, the parties expect the Merger to be consummated on September 19, 2014.

The U.S. Dollar-denominated ordinary shares to be issued to Horizon stockholders in the Merger are expected to be listed and traded on The NASDAQ Global Market under the symbol "HZNP," the same NASDAQ trading symbol currently used for the Horizon Common Stock. In this regard, based upon preliminary conversations with The NASDAQ Stock Market, we believe that NASDAQ will treat the Transaction as a succession and therefore a substitution listing event for Horizon instead of requiring a new listing for New Horizon.

Although the Transaction takes the legal form of a reverse acquisition of Horizon by Vidara, with the stockholders of Horizon owning approximately 74% of New Horizon on a fully-diluted basis and the current directors and executive officers of Horizon to become the directors and executive officers of New Horizon (with the exception of one director), the Transaction is, in substance, an acquisition of Vidara by Horizon and will be treated as such from an accounting perspective, with Horizon being deemed the accounting acquirer under U.S. GAAP and relevant SEC rules and guidance.

Information to be Available Concerning the Transaction and the Constituent Parties

As a result of the legal form of the Merger, Vidara filed a Registration Statement on Form S-4 (File No. 333-197052) with the Commission (the "***Registration Statement***"), including therein a proxy/statement prospectus, which Horizon also filed as a preliminary proxy statement with the Commission (the "***Horizon Proxy Statement***"). The Registration Statement and Horizon Proxy Statement include or incorporate extensive and detailed descriptions of the businesses of Horizon and Vidara; a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis, and audited financial statements for the three-year period ended December 31, 2013 along with unaudited financial statements for the most recent interim period), pro forma financial information for the combined entity with Horizon as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinion of Horizon's financial advisor, information with respect to the expected directors and executive officers of New Horizon and their compensation, a detailed description of the U.S. Dollar-denominated ordinary shares of New Horizon along with a detailed comparison of the rights of holders of Horizon Common Stock and U.S. Dollar-denominated ordinary shares, and risk factors related to the Transaction and the combined entity, among other information. As a reporting company, Vidara also has filed a Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

The information that has been made available concerning Vidara, the Transaction and the combined business of Horizon and Vidara is at least as extensive as the information that would be available with respect to the combined business if Horizon were to acquire Vidara directly through a standard reverse triangular merger and report the Merger on a Form 8-K.

New Horizon will also file a Form 8-K reporting the consummation of the Transaction immediately following the closing of the Merger (and, in any event, within four business days thereof), including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Merger, although

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New Horizon will be incorporated in Ireland, New Horizon will report as a domestic issuer and not as a foreign private issuer.

Reasons for Choice of Transaction Structure

While in substance the Transaction will represent the acquisition of Vidara by Horizon, the parties chose to structure the Transaction in legal form as a reverse acquisition of Horizon by Vidara. The structure of the Transaction is substantially the same as the reverse acquisition structures described in the *Tower Group, Inc. (available December 12, 2012), Pentair, Inc. (available September 20, 2012) and Jazz Pharmaceuticals, Inc. (available January 12, 2012)* no-action letters. Each of these transactions involved the legal acquisition of a public company with shares registered under the Exchange Act by a private company, with the public company being deemed the accounting acquirer under U.S. GAAP and relevant SEC rules and guidance. In addition, in the Tower Group, Inc. and Jazz Pharmaceuticals, Inc. transactions, the stockholders of the public acquired company and stockholders of the private acquiring company received substantially the same relative proportions of the stock in the ultimate parent company as will be the case in the Transaction.

To effect the Transaction, Horizon considered a holding company reorganization and acquisition (the "***Holdco Structure***") which would have been substantially similar to the structures outlined in the *GrafTech Int'l. Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. In such a Holdco Structure, Horizon would have formed a direct, wholly-owned Irish company ("***Holdco***") and caused Holdco to form two wholly-owned merger subsidiaries. Horizon would then merge into one of the merger subsidiaries, with the Horizon stockholders receiving approximately 74% of the equity in Holdco, and Vidara would merge into the other merger subsidiary, with Vidara Holdings receiving $200 million in cash and approximately 26% of the equity of Holdco. As a result, Horizon and Vidara would become direct, wholly-owned subsidiaries of Holdco. *The ultimate outcome of the Transaction is in substance no different from what would have been the case in a Holdco Structure.* In both cases, upon consummation of the Transaction, Horizon would be a wholly-owned subsidiary of an Irish parent company (a holding company, in the case of the Holdco Structure, and New Horizon, in the case of the reverse acquisition structure), with the former securityholders of Horizon owning approximately 74% of the combined company, and Vidara Holdings owning approximately 26%. Despite the substantive equivalence of the two structures, Horizon believes that structuring the Transaction as a reverse acquisition of Horizon by Vidara provides Horizon and its stockholders, as well as Vidara Holdings, with a number of benefits, including expected tax benefits.

We also note that Horizon could have chosen to effect the Transaction by simply establishing a new wholly-owned merger subsidiary of Horizon and entering into an agreement providing for the merger of the merger subsidiary into Vidara, with Vidara Holdings receiving a cash payment of $200 million and shares of Horizon Common Stock equaling approximately 26% of the post-transaction fully-diluted shares of Horizon. In that situation, there would be no actual "succession", since the Horizon Common Stock would remain registered under the Exchange Act, Horizon would remain the publicly-held reporting company and therefore retain its reporting history for all purposes and remain eligible to use Form S-3. Under this structure, Vidara would be both the acquired company from a legal and accounting perspective triggering the requirement for Horizon to file historical financial statements pursuant to S-X Rule 3-05 and pro forma financial statements pursuant to Article 11 of Regulation S-X, which are the same the financial statements that have been included in the Registration Statement in accordance with the requirements of Form S-4. Although this structure could accomplish the Transaction and does not raise any succession issues, it would not provide the same tax and other related strategic benefits of the Transaction as currently structured. On a consolidated basis, the business operated by New Horizon following the Transaction would be identical to the business that would be operated by Horizon if it chose to effect the Transaction through the more typical merger structure described in this paragraph. In addition, in either scenario, Horizon would be the acquirer for accounting purposes.

Effect on Business and Structure of Horizon

The Transaction will add a fourth product to Horizon's current portfolio and diversify the types of indications treated by the portfolio through the acquisition of Vidara's ACTIMMUNE product; however, New Horizon's business will remain focused in the pain and arthritis area and in particular on the active promotion of VIMOVO and DUEXIS, in addition to RAYOS. Accordingly, while the Transaction will add one additional product in a new therapeutic area to Horizon's business, the Transaction will not fundamentally alter the nature of the business currently conducted by Horizon. As noted above, both Horizon and Vidara market FDA-approved pharmaceutical products solely in the United States. In addition, ACTIMMUNE is distributed under the same model as Horizon's existing products, using wholesalers and specialty pharmacies, and, like Horizon, Vidara outsources manufacturing, packaging and logistics functions to third parties. Due to the similarities in the types of products and where and how those products are marketed as between Horizon and Vidara, the fundamental risks associated with New Horizon's business (namely the risks associated with commercializing pharmaceutical products in the United States) will be the same as those currently associated with Horizon's business.

Although ACTIMMUNE would be the fourth product marketed by Horizon, the impact on Horizon's existing commercial organization will be small. Effective promotion of VIMOVO and DUEXIS, which are approved to treat pain associated with arthritis, requires a large field sales force to reach the many physicians across the country that care for arthritis patients. According to National Health Interview Survey data analyzed by the U.S. Centers for Disease Control and Prevention, 50 million U.S. adults had reported being diagnosed with some form of arthritis. With the aging of the U.S. population, the prevalence of arthritis is expected to rise by approximately 40% by 2030, impacting 67 million people in the United States. Thus, the patient population, and therefore the physician prescriber base, to which VIMOVO and DUEXIS is marketed is large and projected to continue increasing rapidly. For this reason, Horizon employs a field sales force comprised of approximately 270 primary care representatives that promote VIMOVO and DUEXIS, in addition to 40 rheumatology sales specialists that promote both VIMOVO and RAYOS. In contrast, Vidara's product ACTIMMUNE targets the very rare conditions of CGD and SMO. Vidara estimates that there are only between 900 and 1,600 CGD patients and between 85 and 215 SMO patients currently living in the United States. There is also no indication that these patient populations will increase in any material way in the future. As a result, ACTIMMUNE is currently marketed using only 8 field representatives that promote the product to a very select group of physicians in the fields of pediatrics, immunology, allergy, infectious diseases and hematology/oncology. Due to the vast differences in the scope of patient populations served by Horizon's existing products compared to Vidara's product, the commercial organization of New Horizon will be dominated by the existing Horizon commercial organization.

The size of the commercial organization required to market Horizon's existing products compared to Vidara's product also means that the operating expenses of New Horizon will be driven by the expenses of Horizon's existing business. For example, sales and marketing expenses, which constituted approximately 67% and 61% of Horizon's total operating expenses for the year ended December 31, 2013 and the six months ended June, 2014, respectively, were $68.6 million and $55.8 million in those periods, respectively. In contrast, Vidara's sales and marketing expenses were only $6.7 million and $3.8 million during the year ended December 31, 2013 and the six months ended June 30, 2014, respectively. On a historical pro forma combined basis, without giving effect to pro forma adjustments reducing operating expenses and including expenses related to VIMOVO prior to Horizon's acquisition of the U.S. rights to VIMOVO, Horizon's operations would have accounted for 86.9% and 89.6% of New Horizon's total operating expenses for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, and 92.3% and 93.6% of New Horizon's sales and marketing expenses for the same periods, respectively.

With respect to net product sales, Horizon estimates that its existing business will constitute the significant majority of New Horizon net sales going forward. On a historical pro forma combined basis, net sales of Horizon's existing products would have constituted 76.7% of New Horizon's total net sales for the six months ended June 30, 2014. In addition, according to Horizon's financial guidance provided May 9, 2014, Horizon expects 2014 total net sales of between $270 million and $280 million, which includes ACTIMMUNE sales during an assumed period from August 1, 2014 through December 31, 2014, and that between $245 million and $255 million of that amount, or approximately 91%, will come from sales of Horizon's existing products. Applying linear interpolation to estimate the impact a full year of ACTIMMUNE results would have on Horizon's 2014 net sales guidance, Horizon's existing products would still account for over 80% of New Horizon expected 2014 net sales. While ACTIMMUNE would have contributed meaningfully to New Horizon net sales for the year ended December 31, 2013 on a historical pro forma basis, this contribution is misleading because Horizon net sales during 2013 included only $1.0 million in net sales from VIMOVO, representing net profits paid to Horizon by AstraZeneca following Horizon's acquisition of the U.S. rights to VIMOVO, and do not reflect Horizon's commercialization of the product, which began in January 2014. In contrast, during the three months ended December 31, 2014, VIMOVO net sales were $34.0 million, or 65% of Horizon's total net sales. Consequently, Horizon believes that in assessing the overall impact of ACTIMMUNE sales on New Horizon's business, as compared to the sales of Horizon's existing products, a comparison of the six months ended June 30, 2014 is significantly more informative.

Horizon also believes that the future growth prospects of New Horizon will continue to be defined by Horizon's existing products. ACTIMMUNE has been approved for marketing in the United States for over two decades and is the only drug approved to treat its target indications in a very small and static patient population. In light of this, future growth in ACTIMMUNE net revenues by way of increased market penetration and patient adoption is limited. In contrast, VIMOVO, DUEXIS and RAYOS were approved for marketing in 2010, 2011 and 2012, respectively, and are at relatively nascent stages of their commercialization lifecycles. It typically takes between 5 and 7 years for a newly approved pharmaceutical product to reach peak sales in the Unites States. In addition, Horizon's existing products compete in a vastly larger market than ACTIMMUNE, with the potential for substantial future increases in market share and continued adoption. For example, according to data from IMS Health, new prescriptions for VIMOVO increased 10% in January 2014, 18% in February 2014 and 15% in March 2014, each versus the prior month, and DUEXIS and RAYOS total prescriptions increased 36% and 156%, respectively, in the first quarter of 2014 compared to the first quarter of 2013. By contrast, vials of ACTIMMUNE delivered to meet prescription demand grew by 18% in the first quarter of 2014 compared to the first quarter of 2013 and declined by 10% in the first quarter of 2013 compared to the first quarter of 2012.

The following tables summarize certain unaudited pro forma financial information as of and for the six months ended June 30, 2014 and as of and for the year ended December 31, 2013 to illustrate the approximate allocation of New Horizon's net sales, operating expenses and assets (in thousands).

	As of and for the six months ended June 30, 2014		
	Horizon Historical	**Pro Forma**	**Horizon Percentage of Pro Forma New Horizon**
Net Sales[1]	$117,988	$153,734	76.7%
Total Operating Expenses[1]	$91,072	$101,588	89.6%
Total Assets[2]	$328,364	$437,586	75.0%

(1) For the six months ended June 30, 2014. Excludes pro forma reductions to combined operating expenses.
(2) As of June 30, 2014. Excludes pro forma adjustments of $594.5 million.

	For the year ended December 31, 2013		
	Horizon Historical	**Pro Forma**	**Horizon Percentage of Pro Forma New Horizon**
Net Sales[1]	$94,395[2]	$153,246	61.6%
Total Operating Expenses[1]	$113,613	$130,797	86.9%
Total Assets[3]	$252,596	$348,016	72.6%

(1) For the year ended December 31, 2013. Includes expenses related to VIMOVO prior to Horizon's acquisition of the U.S. rights to VIMOVO. Excludes pro forma reductions to combined operating expenses.
(2) Includes VIMOVO net revenues prior to Horizon's acquisition of the U.S. rights to VIMOVO.
(3) As of December 31, 2013. Excludes pro forma adjustments of $688.1 million.

The following table summarizes the approximate ownership percentages of New Horizon by the existing Horizon securityholders and the existing Vidara shareholders upon consummation of the Merger.

	Actual Shares Outstanding Basis	**Fully-Diluted Basis**
Existing Horizon Securityholders	70%	74%
Existing Vidara Shareholders	30%	26%

With respect to management structure, the executive officers and directors of New Horizon are expected to be substantially the same as the current executive officers and directors of Horizon. In this regard, the Board of Directors of New Horizon is expected to consist of only one director designated by Vidara, with the remaining directors of New Horizon expected to consist of six of the current directors of Horizon. In addition, Horizon's Chief Executive Officer and Chairman of the board of directors, Executive Vice President and Chief Business Officer, Executive Vice President and Chief Financial Officer, Executive Vice President, Development, Manufacturing and Regulatory Affairs and Chief Medical Officer, and Executive Vice President and Chief Commercial Officer, are currently expected to constitute the executive officers of New Horizon upon the completion of the Merger. In short, New Horizon is expected to have the same executive officers and substantially the same directors, the same name and the same trading symbol as Horizon has today, with Horizon's existing products remaining as the primary near- and long-term drivers of the combined entity's business. We believe that Horizon's public disclosures regarding the Transaction to date have been consistent with the substantive effect of the Transaction, with the analysts that follow Horizon viewing the Transaction similarly – characterizing the Transaction as the acquisition of Vidara by Horizon and the addition of an incremental product to Horizon's existing product portfolio.

While New Horizon will be an Irish entity and will have organizational documents that differ from Horizon, many of the principal attributes of Horizon Common Stock and the U.S. Dollar-denominated ordinary shares of New Horizon will be similar. We recognize, however, that there will be differences between the rights of stockholders of Horizon under Delaware law and the rights of shareholders of New Horizon following the Merger under Irish law (which differences would arise regardless of whether the Transaction was structured under the Holdco Structure or the reverse acquisition structure), including that (i) Irish law requires the approval of certain matters by not less than 75% of the votes of shareholders while Delaware law generally requires the approval of a majority of stockholders, (ii) Irish law permits shareholders to call special shareholder meetings while Horizon's organizational documents do not permit stockholders to call special meetings and (iii) generally, under Irish law, shareholders of an Irish company do not have dissenters or appraisal rights while under Delaware law stockholders do have dissenters and appraisal rights in certain situations. In addition, there will be differences between Horizon's charter documents and New Horizon's memorandum and articles of association as they will be in effect from and after the effective time of the Merger (which differences would also arise regardless of whether the Transaction was structured under the Holdco Structure or the reverse acquisition structure), including (i) as required by Irish law (i.e., as a result of differences in Irish law and Delaware law, New Horizon's memorandum and articles of association include provisions not included in Horizon's charter documents and exclude provisions that are included in Horizon's charter documents) or (ii) as necessary in order to preserve the current rights of Horizon's stockholders and powers of the board of directors of Horizon as compared to those of New Horizon following the Merger. With that said, full and detailed disclosure is included in the Registration Statement and Horizon Proxy Statement with respect to differences between Delaware and Irish corporate law, including a detailed comparison of the rights of holders of Horizon Common Stock and U.S. Dollar-denominated ordinary shares and the respective organizational documents of Horizon and New Horizon.

Summary of Request for Relief

On behalf of Horizon and New Horizon, we respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. *Rules 12g-3(a) and 12b-2.* The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the U.S. Dollar-denominated ordinary shares of New Horizon will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and that New Horizon, as successor to Horizon, will (a) be deemed an accelerated filer for purposes of Exchange Act Rule 12b-2 immediately following the closing of the Merger, and (b) be able to include Horizon's Exchange Act reporting history and rely upon Horizon's aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2014 for purposes of determining whether, at December 31, 2014, New Horizon meets the requirements of a large accelerated filer under Exchange Act Rule 12b-2.

2. *Form S-3 and S-8 Eligibility and Ability to Incorporate by Reference into Form S-4.* Upon completion of the Transaction, New Horizon may include Horizon's reporting history and status prior to the Merger in determining whether New Horizon meets the eligibility requirements for the use of Forms S-3 and S-8 and the ability to incorporate by reference into Form S-4.

3. *Rule 144.* New Horizon, upon consummation of the Merger, may include Horizon's reporting history and status in determining whether New Horizon meets the current public information requirements in Rule 144(c)(1).

4. *Rule 174(b).* In accordance with Rule 174(b) under the Securities Act, New Horizon need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Discussion

1. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business. In the Merger, although New Horizon would be acquiring assets of a going business, it would be doing so indirectly, with Horizon continuing as a wholly-owned subsidiary of New Horizon. However, we are of the view that the structure of the Transaction should not prevent New Horizon from being deemed to have made a "direct acquisition" of the business of Horizon and thus to be the successor to Horizon under Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to substantially identical reverse acquisition structures. *See, e.g., Tower Group, Inc., supra; Pentair, Inc., supra; and Jazz Pharmaceuticals, Inc., supra.* The Staff has also taken similar positions with respect to numerous other transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor. *See, e.g., Endo Health Solutions, Inc. (available February 28, 2014); Perrigo Co. (available December 17, 2013); Actavis, Inc. (available September 30, 2013); Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013); and Eaton Corporation Limited (available November 8, 2012).* These positions are also consistent with more long-standing positions the Staff has taken with respect to various holding company reorganization structures. *See, e.g., GrafTech Int'l. Ltd., supra; Pediatrix Medical Group Inc. (available November 22, 2008); Dollar Tree Stores, Inc. (available February 20, 2008); Roper Industries, Inc. (available July 19, 2007); Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These various holding company reorganization structures include the structures detailed in the *GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the Holdco Structure. Given that the Transaction is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we are of the view that, if the Merger is consummated, New Horizon should be deemed the successor to Horizon, particularly given the detailed information that is and will be available regarding the Transaction and the constituent companies and, as explained above, our view that the Transaction will not fundamentally alter the nature of the business currently conducted by Horizon.

We also note that the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by fewer than 300 persons. As of July 30, 2014, Horizon had 74 record holders, and Vidara will have only seven[1] record holders as of immediately prior to the closing of the Merger. However, we believe that the application of Rule 12g-3(a) is appropriate notwithstanding the fact that New Horizon will have fewer than 300 record holders upon consummation of the Transaction, and the Staff has granted no-action relief from the 300 record holder threshold of Rule 12g-3(a)(2) in a number of successor situations. *See, e.g., Endo Health Solutions, Inc., supra; Tower Group, Inc., supra; Jazz Pharmaceuticals, Inc., supra; Galileo Holding Corp. (available Dec. 19, 2008); Harveys Casino Resorts (available October 31, 2000); IPC Information Systems, Inc. (available May 20, 1999) and American Eagle Outfitters, Inc. (available March 29, 1999). See also* Section 250.02 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations. Like many other

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[1] In order to satisfy the Irish law requirements to maintain a public limited company, Vidara Holdings transferred one Euro-denominated ordinary share to each of six individual nominees. Following the reclassification and reorganization of Vidara's share capital, such Euro-denominated shares will have no voting or economic rights. Vidara Holdings continues to control 100% of the voting and economic equity interests of Vidara.

companies, although New Horizon will have fewer than 300 record holders, New Horizon will continue to be widely held following the Transaction by several thousand beneficial owners. In our view, the application of Rule 12g-3(a) to the Transaction even though New Horizon will have fewer than 300 record holders is consistent with the relief that the Staff has granted in similar circumstances as well as the protection of investors. Accordingly, it is our view that Rule 12g-3(a) should be available to New Horizon, notwithstanding Rule 12g-3(c)(2).

As noted above, Horizon is an accelerated filer under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's filer status under Exchange Act Rule 12b-2. *See, e.g., Endo Health Solutions, Inc., supra; Tower Group, Inc., supra; Jazz Pharmaceuticals, Inc., supra; Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra; and Roper Industries, Inc., supra.* While it is currently an accelerated filer, as of June 30, 2014, which was the last business day of its second fiscal quarter, Horizon had an aggregate worldwide market value of voting and non-voting common equity held by its non-affiliates of $700 million or more, and Horizon expects that absent the Merger, which Horizon expects to be completed before December 31, 2014, it would satisfy each of the other conditions of a large accelerated filer under Exchange Rule 12b-2 as of December 31, 2014. Horizon's view is therefore that (a) New Horizon would succeed to Horizon's status as an accelerated filer upon completion of the Merger and prior to the end of New Horizon's fiscal year (which will be December 31, 2014) and (b) New Horizon would include Horizon's Exchange Act reporting history and rely upon Horizon's aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2014 for purposes of determining whether, at December 31, 2014, New Horizon meets the requirements of a large accelerated filer under Exchange Act Rule 12b-2.

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, the U.S. Dollar-denominated ordinary shares of New Horizon should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New Horizon, as successor to Horizon, will succeed to Horizon's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed an accelerated filer under Exchange Act Rule 12b-2 during the time between the closing of the Merger and the end of New Horizon's fiscal year on December 31, 2014, and that New Horizon may include Horizon's Exchange Act reporting history and rely upon Horizon's aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2014 for purposes of determining whether, at December 31, 2014, New Horizon will meet the requirements of a large accelerated filer under Exchange Act Rule 12b-2.

2. Form S-3 and S-8 Eligibility and Ability to Incorporate by Reference into Form S-4

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Horizon currently meets the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4, and is expected to continue to do so as of the completion of the Merger. The proposed succession of New Horizon to the business and assets of Horizon will not, however, meet the requirements of clause (a) above. Nonetheless, we strongly believe that the form of the Transaction should not dictate the result, and that the Staff's view on our opinion that New Horizon can take into account Horizon's reporting history and status for the purposes set forth below should be based on the substance of the Transaction.

We note that the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that continued eligibility of New Horizon for short-form registration following the Merger is appropriate because, among other things:

- Horizon has been an Exchange Act reporting company since 2011 and is currently in compliance with its Exchange Act reporting obligations;

- the Registration Statement and Horizon Proxy Statement filed in connection with the Transaction, as well as the periodic reports filed under the Exchange Act by both Horizon and Vidara subsequent to the effectiveness of the Registration Statement, include detailed and extensive information concerning the Transaction, Horizon, Vidara, New Horizon and related matters;

- the Transaction will not fundamentally alter the nature of the business currently being conducted by Horizon or the extent of information available to investors related to Horizon; and

- Horizon is the accounting acquirer in the Transaction.

Our view on the appropriateness of permitting New Horizon to take into account Horizon's reporting history and status prior to the Transaction for determining New Horizon's Form S-3 eligibility is influenced by the substantive effect of the Transaction, which, similar to the *GrafTech Int'l. Ltd.* no-action letter and the transactions contemplated by the Holdco Structure, would result in Horizon and its subsidiaries and Vidara's subsidiaries being wholly-owned subsidiaries of an Irish parent company (in the form of New Horizon) that will be controlled by the former stockholders of Horizon upon consummation of the acquisition. The appropriateness of continued Form S-3 eligibility in substantially similar structures has been recognized by the Staff in the *Tower Group, Inc., supra; Pentair, Inc., supra; and Jazz Pharmaceuticals, Inc., supra*, no-action letters. Our view is also influenced by the fact that publicly available information about Vidara, the Transaction and the combined business of Horizon and Vidara is greater for the Transaction than would have been the case had the Transaction been effected by Horizon as the legal acquirer in a standard reverse triangular merger, with only a proxy statement and Form 8-K being filed by Horizon and provided to its stockholders.

We also note that Horizon, not Vidara, is the accounting acquirer in the Transaction under GAAP. As indicated in Section 12200 of the Division of Corporation Finance's Financial Reporting Manual, in situations where for accounting purposes the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer), the registrant's reports filed after a reverse acquisition should parallel the financial reporting required under GAAP "as if the accounting acquirer were the legal successor to the registrant's reporting obligation as of the date of the acquisition." In this case, the legal acquiree, will be treated as the continuing reporting entity under GAAP. Following the SEC's guidance, New Horizon will be obligated after closing to comply with all of the reporting obligations of Horizon and not Vidara (the registrant under the Form S-4), including compliance with SOX 404 and filing deadlines imposed on large accelerated filers. If Vidara, as the legal acquirer and registrant in this transaction, were treated as the reporting company following closing, New Horizon would have been eligible for grace periods and longer filing deadlines for non-accelerated filers as a new reporting company. Moreover, New Horizon's historical financial statements will be those of Horizon prior to the Transaction and future period-to-period comparisons of financial results will look to Horizon's historical financial statements. Therefore, it is Horizon's financial statements that will be the most relevant to investors in evaluating New Horizon following the Transaction. Because Horizon's financial statements have been continuously publicly available and followed by analysts and investors for over three years and will continue to be the basis for New Horizon's future financial statements and comparisons with future financial results, we believe allowing New Horizon to take into account Horizon's reporting history and status prior to the

Transaction for determining New Horizon's Form S-3 eligibility would be appropriate in light of Horizon's status as the accounting acquirer in the Transaction.

Our view is also influenced by the fact that not permitting New Horizon to take into account Horizon's reporting history and status prior to the Transaction for determining New Horizon's Form S-3 eligibility would penalize Horizon for structuring the Transaction in a manner that it believes is in the best interests of its stockholders by depriving it of an efficient means to access the capital markets. As noted above, if Horizon had instead chosen to acquire Vidara (in legal form), continued use of Horizon's reporting history would not be at issue. In each case, however, the *substance* is the same.

As noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." In the case of Horizon, Horizon is widely followed by investors and analysts, has a total market capitalization of nearly $750 million as of the date hereof, has an average daily trading volume of over 2 million shares a day, and has been an Exchange Act reporting company for over three years. As New Horizon, that widespread following is expected to continue. The purpose of short-form registration is to also "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, if Horizon lost its reporting history (in the form of New Horizon), it could seriously and adversely affect its ability to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transaction.

Regarding widespread following, we strongly believe that allowing New Horizon to take into account Horizon's reporting history is appropriate given the widespread, direct, and contemporaneous accessibility to Horizon's historical disclosure as well as the Registration Statement and Horizon Proxy Statement filed in connection with the Transaction, as well as the periodic reports filed under the Exchange Act by both Horizon and Vidara subsequent to the effectiveness of the Registration Statement. In this regard, any registration statement on Form S-3 filed by New Horizon after the Merger and prior to the filing of New Horizon's 2014 annual report on Form 10-K would specifically incorporate by reference Horizon's historical Exchange Act reports, which reports will continue to be accessible at little or no cost to those interested in obtaining the information. In this regard, we note that the disclosure about New Horizon available to investors in a Form S-3 (with historical and pro forma information regarding Horizon, Vidara and New Horizon incorporated by reference) and a Form S-1 is not meaningfully different. In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same.

We note that the Staff has granted Form S-3 eligibility relief on prior occasions as it relates to reverse acquisition structures like the Transaction (*see, e.g., Tower Group, Inc., supra; Pentair, Inc., supra; and Jazz Pharmaceuticals, Inc., supra*), as well as holding company reorganizations (*see, e.g., GrafTech Int'l. Ltd., supra; News Corp. Ltd. (available November 3, 2004); Reliant Energy, Inc. (available December 21, 2001); Northwest Airlines Corp. (available December 16, 1998) and World Access, Inc., supra.* The facts set forth in the *Tower Group, Inc.* and *Jazz Pharmaceuticals, Inc.* no-action letters involved private companies (a Bermuda company, in the case of *Tower Group, Inc.* and an Irish company, in the case of *Jazz Pharmaceuticals, Inc.*) that acquired publicly-traded Delaware companies in reverse acquisition structures, with the result being that the stockholders of the publicly-traded Delaware companies received between 70% and 80% of the post-transaction acquiring company. In both instances, the Staff concurred that it was appropriate for the private acquirer to take into account the public reporting history and status of the public Delaware company for purposes of determining S-3 and S-8 eligibility and the ability to incorporate by reference into Form S-4.

Based on the forgoing, we respectfully request that the Staff concur in our opinion that, after the completion of the Merger, New Horizon may take into account the reporting history and status of Horizon prior to the completion of the Merger in determining whether New Horizon meets the eligibility requirements of Form S-3, in determining whether New Horizon "meets the requirements for use of Form

S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming New Horizon meets all of the other requirements for the use of Form S-3, New Horizon will be eligible immediately after the completion of the Transaction to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Transaction. *See, e.g., Endo Health Solutions, Inc., supra; Perrigo Co., supra; Actavis, Inc., supra; Starburst II, Inc. and Sprint Nextel Corp., supra; Tower Group, Inc., supra; Eaton Corp., supra; Pentair, Inc., supra; Jazz Pharmaceuticals, Inc., supra; and Galileo Holding Corp., supra.*

3. Rule 144

Affiliates of New Horizon who desire to sell U.S. Dollar-denominated ordinary shares of New Horizon, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In addition, Vidara Holdings (and, to the extent Vidara Holdings makes a pro rata distribution to its equityholders of its retained shares in Vidara, such equityholders) will hold restricted securities within the meaning of Rule 144 upon completion of the Merger (i.e., the historical Vidara shareholder(s) will continue to hold the U.S. Dollar-denominated ordinary shares originally issued by Vidara in unregistered transactions prior to the completion of the Merger) and would be unable to immediately publicly resell such shares absent registration under the Securities Act if Rule 144 were unavailable. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Merger, New Horizon will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "*Form S-3 and S-8 Eligibility and Ability to Incorporate by Reference into Form S-4*" above, we believe that Horizon's reporting history should be taken into account for purposes of determining whether New Horizon satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by Horizon, the Registration Statement and any Exchange Act reports to be filed by Vidara following the effectiveness of the Registration Statement and prior to the closing of the Merger, and, after the closing of the Merger, the future reports to be filed by New Horizon. In these circumstances, we believe that there will be information available covering New Horizon that is both adequate and current for purposes of Rule 144(c)(1). In addition, since Horizon will be the accounting acquirer in the Transaction, the historical financial results of New Horizon will be those of Horizon, which have continued to be available on a current basis through Horizon's Exchange Act reports. The Staff has taken similar positions in the context of various reverse acquisitions, holding company transactions and other transactions. *See, e.g., Endo Health Solutions, Inc., supra; Perrigo Co., supra; Tower Group, Inc., supra; Jazz Pharmaceuticals, Inc., supra; GrafTech Int'l. Ltd., supra; Willbros Group, Inc., supra; Pediatrix Medical Group, Inc., supra; Mentor Corporation (available September 26, 2008); Dollar Tree Stores, Inc., supra; Reliant Energy, Inc., supra; and World Access, Inc., supra.* Based on the foregoing, we respectfully request that the Staff concur in our opinion that Horizon's reporting history under the Exchange Act prior to the Merger may be taken into account in determining whether New Horizon has complied with the current public information requirements of Rule 144(c)(1) following the Merger.

4. Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Horizon is a reporting company under the

Exchange Act. Because New Horizon will, immediately after the completion of the Transaction, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Horizon and Vidara, on a consolidated basis, immediately before the completion of the Transaction, and New Horizon will be the successor-in-interest to Horizon, it is our opinion that dealers of New Horizon's U.S. Dollar-denominated ordinary shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transaction. *See, e.g., Endo Health Solutions, Inc., supra; Perrigo Co., supra; Actavis, Inc.; supra, Starburst II, Inc. and Sprint Nextel Corp., supra; Eaton Corp., supra, Galileo Holding Corp., supra; and Duke Energy Corp., supra.*

Thank you for your attention to this matter. If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to call the undersigned at (858) 550-6034.

Sincerely,

Sean M. Clayton

cc: Barbara L. Borden, Esq. – *Cooley LLP*
John P. Berkery, Esq. – *Mayer Brown LLP*

Exhibit A
Organizational Structure of Vidara
Prior to the Reorganization


Vidara Therapeutics Holdings LLC (Delaware)
Vidara Therapeutics, Inc. (Delaware)
Vidara Therapeutics International Limited (Ireland)
Vidara Therapeutics Research Limited (Ireland)

Exhibit B
Organizational Structure of Vidara Immediately Following the Reorganization


Vidara Therapeutics Holdings LLC (Delaware)
Vidara Therapeutics International plc (Ireland)
Aravid Limited (Ireland)
Vidara Therapeutics Research Limited (Ireland)
Luteus Capital Limited (Ireland)
Horizon Pharma Finance S.à.r.l. (Luxembourg)
Horizon Pharma Finance Ltd (Ireland)
Hamilton Holdings (USA), Inc. (Delaware)
Vidara Therapeutics, Inc. (Delaware)
Hamilton Merger Sub, Inc. (Delaware)

Exhibit C

Organizational Structure of New Horizon Following Completion of the Transaction



Horizon Public Stockholders (~74%)
Vidara Therapeutics Holdings LLC (~26%)
Horizon Pharma plc (New Horizon) (f/k/a Vidara Therapeutics International) (Ireland)
Aravid Limited (Ireland)
Vidara Therapeutics Research Limited (Ireland)
Luteus Capital Limited (Ireland)
Horizon Pharma Finance S.à.r.l. (Luxembourg)
Horizon Pharma Finance Ltd (Ireland)
Hamilton Holdings (USA), Inc. (Delaware)
Vidara Therapeutics, Inc. (Delaware)
Horizon Pharma, Inc. (Delaware)
Horizon Pharma USA, Inc. (Delaware)
Horizon Pharma AG (Switzerland)
Horizon Pharma (UK) Limited (United Kingdom)
Horizon Pharma GmbH (Germany)

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